United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period ending 31 December 2016

COCA-COLA EUROPEAN PARTNERS PLC

Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ¬
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ¬ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ¬ No ☒

P a g e | 1

COCA-COLA EUROPEAN PARTNERS REPORTS
FOURTH-QUARTER & FULL-YEAR RESULTS FOR THE PERIOD ENDED 31 DECEMBER 2016

LONDON, 21 March 2017 - Coca-Cola European Partners plc (CCEP) (ticker symbol: CCE) today announces fourth-quarter and full-year results for the period ended 31 December 2016, and affirms its full-year 2017 outlook.

Highlights

•	Full-year diluted earnings per share were €1.42 on a reported basis or €1.92 on a pro forma comparable basis, including a negative currency translation impact of €0.08.

•
Full-year reported revenue totalled €9.1 billion. Pro forma comparable revenue was €10.9 billion, down 1.5 percent vs. prior year, or up 1.0 percent on a pro forma comparable and fx-neutral basis. Volume increased 0.5 percent on a pro forma comparable basis.

•	Full-year reported operating profit was €851 million; pro forma comparable operating profit was €1.4 billion, up 1.0 percent, or up 5.0 percent on a pro forma comparable and fx-neutral basis.

•	Fourth-quarter diluted earnings per share were €0.02 on a reported basis or €0.43 on a pro forma comparable basis, including a negative currency translation impact of €0.03.

•
CCEP affirms its full-year guidance for 2017 including comparable and fx-neutral diluted earnings per share growth in a high single-digit range when compared to the 2016 pro forma comparable results; at recent rates, currency translation would reduce diluted earnings per share by approximately 2.0 percent.

•	CCEP remains on track to achieve pre-tax savings of €315 million to €340 million through synergies by mid-2019.

•	CCEP declares quarterly dividend of €0.21 per share.
“During 2016, we successfully brought together the businesses of Coca-Cola European Partners, while delivering our growth objectives for revenue, profit, and diluted earnings per share,” said Chief Executive Officer Damian Gammell. “This transaction, completed only 10 months ago, establishes an improved platform for growth as we diversify and increase our portfolio value, collaborate to win with our customers, and operate more efficiently, effectively, and locally to capture the market opportunities.
“As we worked to integrate our business in 2016, our company remained focused on driving core revenue, operating profit, and improving profit margins,” Mr. Gammell said. “These results were driven by strong field level execution by our employees, solid marketing initiatives, and the benefits of improved weather in key months.
“Going forward, we will focus on delivering our operating objectives for 2017 - goals we have affirmed today - by successfully implementing our marketing and brand initiatives and continuing to realize our synergy objectives,” Mr. Gammell said. “We believe the operating advantages of our new company, coupled with the skill and dedication of our people, will enable us to deliver consistent, value-building growth that creates benefits for our stakeholders and drives shareholder value.
“Today’s dividend announcement, an increase of over 20 percent, is a clear demonstration of our strong commitment to driving shareholder value,” Mr. Gammell said.

P a g e | 2

Note Regarding the Presentation of Financial Information
Unless otherwise noted, the financial information included in this release is provided on a pro forma comparable basis to allow investors to better analyse CCEP’s business performance and allow for greater comparability. To do so, we have given effect to the Merger as if it had occurred at the beginning of the periods presented, thereby including the financial results of Coca-Cola Enterprises, Inc. (“CCE”), Coca-Cola Erfrischungsgetränke GmbH (“Germany”, “CCEG”) and Coca-Cola Iberian Partners S.A.U. (“Iberia”, “CCIP”) and acquisition accounting adjustments for the full periods presented. We have also excluded items affecting the comparability of year-over-year financial performance, including merger and integration costs, restructuring costs, the out-of-period mark-to-market impact of hedges and the inventory step-up related to acquisition accounting. See the Supplementary Financial Information for a full reconciliation of our reported results to our pro forma comparable results.
For purposes of this review, the following terms are defined as follows:
‘As reported’ includes the financial results of CCE only, as the accounting predecessor, for all periods prior to 27 May 2016 and combined CCEP (CCE, Germany and Iberia) for the period from 28 May 2016 through 31 December 2016.
‘Pro forma’ includes the results of CCE, Germany and Iberia as well as the impact of the additional debt financing costs incurred by CCEP in connection with the Merger for all periods presented, as if the Merger had occurred at the beginning of the period presented.
‘Pro forma Comparable’ represents the pro forma results excluding the items impacting comparability during the periods presented for CCE, Germany and Iberia.
‘Fx-Neutral’ represents the pro forma comparable results excluding the impact of foreign exchange rate changes during the periods presented.

Key Financial Measures Unaudited, FX impact calculated by recasting current year results at prior year rates	Fourth Quarter Ended 31 December 2016
	€ million			% change
	As Reported	Pro forma Comparable	Fx-Impact	As Reported	Pro forma Comparable	Fx-Impact	Pro forma Comparable Fx-Neutral
Revenue	2,578	2,578	(101)	73.0%	—%	(4.0)%	4.0%
Cost of sales	1,559	1,560	(59)	65.0%	—%	(3.5)%	3.5%
Operating expenses	887	691	(24)	124.0%	(2.5)%	(4.0)%	1.5%
Operating profit	132	327	(18)	(12.0)%	7.0%	(6.0)%	13.0%
Profit after taxes	12	212	(14)	(91.0)%	18.5%	(7.5)%	26.0%
Diluted earnings per share (€)	0.02	0.43	(0.03)	(96.5)%	16.0%	(10.0)%	26.0%

Key Financial Measures Unaudited, FX impact calculated by recasting current year results at prior year rates	Year Ended 31 December 2016
	€ million			% change
	As Reported	Pro forma Comparable	Fx-Impact	As Reported	Pro forma Comparable	Fx-Impact	Pro forma Comparable Fx-Neutral
Revenue	9,133	10,865	(288)	44.5%	(1.5)%	(2.5)%	1.0%
Cost of sales	5,584	6,575	(171)	39.0%	(2.0)%	(2.5)%	0.5%
Operating expenses	2,698	2,901	(66)	73.5%	(2.0)%	(2.5)%	0.5%
Operating profit	851	1,389	(51)	12.0%	1.0%	(4.0)%	5.0%
Profit after taxes	549	938	(39)	6.5%	13.0%	(4.5)%	17.5%
Diluted earnings per share (€)	1.42	1.92	(0.08)	(35.0)%	13.0%	(4.5)%	17.5%

P a g e | 3

Operational Review
CCEP reported full-year 2016 diluted earnings per share of €1.42, or €1.92 on a pro forma comparable basis. Currency translation had a negative impact of approximately €0.08 on full-year pro forma comparable diluted earnings per share. Full-year 2016 reported operating profit totalled €851 million, up 12.0 percent vs. prior year, reflecting the inclusion of Germany and Iberia in 2016. Pro forma comparable operating profit was €1.4 billion, up 1.0 percent, or up 5.0 percent on a pro forma comparable and fx-neutral basis.
Fourth-quarter reported 2016 diluted earnings per share were €0.02, or €0.43 on a comparable basis. Currency translation had a negative impact of approximately €0.03 on fourth-quarter comparable diluted earnings per share. Fourth-quarter 2016 reported operating profit totalled €132 million, down 12.0 percent vs. prior year, reflecting the inclusion of Germany and Iberia, offset by restructuring charges recorded in the fourth quarter of 2016. Pro forma comparable operating profit was €327 million, up 7.0 percent, or up 13.0 percent on a pro forma comparable and fx-neutral basis.
Key operating factors in the fourth-quarter included modest price/mix per case growth that was slightly ahead of cost of sales per case growth, coupled with a 1.5 percent increase in volume, one additional selling day in fourth-quarter 2016, and post-merger synergy benefits, all partially offset by the impact of a sustained, challenging consumer environment.
Revenue
Full-year reported revenue totalled €9.1 billion, up 44.5 percent, driven by the inclusion of Germany and Iberia in 2016. Pro forma comparable revenue was €10.9 billion, down 1.5 percent, or up 1.0 percent on a pro forma comparable and fx-neutral basis. Revenue per unit case grew 0.5 percent on a pro forma comparable and fx-neutral basis. Volume increased 0.5 percent on a pro forma comparable basis.
Fourth-quarter reported revenue totalled €2.6 billion, up 73.0 percent, driven by the inclusion of Germany and Iberia in 2016. Pro forma comparable revenue was €2.6 billion, flat vs. prior year, or up 4.0 percent on a pro forma comparable and fx-neutral basis. Revenue per unit case was up 1.5 percent on a pro forma comparable and fx-neutral basis. Volume increased 2.5 percent on a pro forma basis, or increased 1.5 percent on a pro forma comparable basis after adjusting for one additional selling day in the fourth quarter of 2016.
On a territory basis for the fourth quarter, Iberia revenues were up 8.0 percent benefiting from strong growth of Coca-Cola Zero Sugar and the addition of Monster brands, with both revenue per unit case and volume growth. Revenue in Germany declined 1.5 percent, reflecting the impact of promotional plans and negative channel mix with growth in the home channel and declines in the cold channel, all partially offset by positive volume growth. Great Britain revenues were down 14.0 percent, as solid gains in both price/mix and volume growth were not enough to offset a 17.0 percent decline of the British pound vs. the Euro. Revenue in France grew 3.5 percent, primarily due to favourable price/mix and flat volume growth driven by promotional timing. Revenue in the Northern European territories (Belgium/Luxembourg, Iceland, the Netherlands, Norway and Sweden) grew approximately 7.5 percent led by solid growth in Belgium/Luxembourg, the Netherlands and Norway and the inclusion of Iceland. These figures also include the benefit of one additional selling day during the fourth quarter of 2016 when compared to the prior year fourth quarter.
As for volume, total full-year 2016 volume grew 0.5 percent on a pro forma basis and 0.5 percent on a pro forma comparable basis as the one fewer selling day in the first quarter was offset by the one additional selling day in the fourth quarter. A challenging consumer environment, improved weather in key selling months, and other operating factors highlighted above, combined to limit volume results.
Full-year sparkling brands grew 0.5 percent. Coca-Cola trademark declined approximately 1.0 percent, with approximately 10.0 percent growth in Coca-Cola Zero Sugar, offset by declines in other trademark brands. Sparkling flavors and energy grew 5.0 percent with continued strong growth in energy and solid growth in Fanta, Vio Bio sparkling, and Sprite. Energy is benefiting from year-over-year comparisons as we have not yet lapped the newly acquired distribution of Monster in Germany and Spain. Still brands grew 2.0 percent with water brands up 3.5 percent benefiting from Smartwater, Vio, Chaudfontaine and Aquabona. All other stills were flat as solid growth in teas and sports drinks were offset by declines in fruit and juice drinks.
Fourth-quarter comparable volume grew 1.5 percent on a pro forma basis after adjusting for one additional selling day. Sparkling brands grew 1.5 percent led by Coca-Cola Zero Sugar growth of approximately 13.5 percent. Sparkling flavors and energy grew 3.0 percent with solid growth in energy brands and Fanta. Still brands declined 0.5 percent with water up almost 2.0 percent, and

P a g e | 4

all other still beverages were down 2.0 percent as growth in teas and sports drinks did not fully offset declines in fruit and juice drinks.
Cost of Sales
Full-year 2016 reported cost of sales totalled €5.6 billion, up 39.0 percent vs. prior year, driven by the inclusion of Germany and Iberia in 2016. Pro forma comparable cost of sales totalled €6.6 billion, down 2.0 percent vs. prior year, or up 0.5 percent on a pro forma comparable and fx-neutral basis driven in part by 0.5 percent reported volume growth. Full-year cost of sales per unit case was flat on a pro forma comparable and fx-neutral basis. This reflects the year-over-year impact of mix, the increase in commodity costs, notably sweetener and PET, partially offset by an overall net modest decline in all other cost of sales.
Fourth-quarter 2016 reported cost of sales totalled €1.6 billion, up 65.0 percent vs. prior year, driven by the inclusion of Germany and Iberia in 2016. Pro forma comparable cost of sales totalled €1.6 billion, flat vs. prior year, or up 3.5 percent on a pro forma comparable and fx-neutral basis driven by 2.5 percent pro forma volume growth. Pro forma comparable volume grew 1.5 percent after adjusting for an extra selling day in the fourth quarter. Fourth-quarter cost of sales per unit case increased 1.0 percent on a pro forma comparable and fx-neutral basis.
Operating Expense
Full-year 2016 reported operating expenses totalled €2.7 billion, up 73.5 percent vs. prior year, reflecting the inclusion of Germany and Iberia in 2016. Pro forma comparable operating expenses were €2.9 billion, down 2.0 percent, or up 0.5 percent on a pro forma comparable and fx-neutral basis. This includes the impact of volume growth and wage inflation, partially offset by the benefits of restructuring.
Fourth-quarter 2016 reported operating expenses totalled €887 million, up 124.0 percent vs. prior year, reflecting the inclusion of Germany and Iberia in 2016. Pro forma comparable operating expenses were €691 million, down 2.5 percent, or up 1.5 percent on a pro forma comparable and fx-neutral basis. This includes the impact of volume growth and one additional selling day, partially offset by the benefits of restructuring.
Restructuring Charges
During the fourth quarter of 2016, the Company recorded €162 million in restructuring charges principally related to restructuring proposals announced in October 2016, including those related to further supply chain improvements including network optimisation, productivity initiatives, continued facility rationalisation in Germany, and end-to-end supply chain organisational design. These announcements also include transferring of Germany transactional related activities to the Company’s shared services centre in Bulgaria, and other central function initiatives.
During the full-year 2016, on a pro forma comparable basis, the Company recognized restructuring charges of €560 million, which includes amounts related to Germany and Iberia in-flight initiatives prior to the Merger.  This included €300 million of pre-merger charges, €45 million of post-merger charges during the first half of 2016, and €215 million of post-merger charges during the second half of 2016. At the time of the Merger, the Company assumed provisions related to ongoing restructuring initiatives in Germany of approximately €228 million.

Outlook
For 2017, CCEP affirms prior guidance, including expectations of modest low single-digit revenue growth, with operating profit and diluted earnings per share growth to be up high single-digits. Excluding synergies, CCEP expects core operating profit growth to modestly exceed revenue growth. Each of these growth figures are on a comparable and fx-neutral basis when compared to the 2016 pro forma comparable results. At recent rates, currency translation would reduce 2017 full-year diluted earnings per share by approximately 2.0 percent.
The Company expects 2017 free cash flow in a range of €700 million to €800 million, including the expected benefit from improved working capital offset by the impact of restructuring and integration costs. Capital expenditures are expected to be in a range of €575 million to €625 million, including €75 million to €100 million of capital expenditures related to synergies. Weighted-average cost of debt is expected to be approximately 2.0 percent. The comparable effective tax rate for 2017 is expected to be in a range of 24 percent to 26 percent. CCEP does not expect to repurchase shares in 2017.

P a g e | 5

CCEP remains on track to achieve pre-tax run-rate savings of €315 million to €340 million through synergies by mid-2019. Further, CCEP expects to exit 2017 with run-rate savings of approximately one-half of the target. Restructuring cash costs to achieve these synergies are expected to be approximately 2 1/4 times expected savings and includes cash costs associated with pre-transaction close accruals. Given these factors, currency exchange rates, and our outlook for 2017, CCEP expects year-end net debt to EBITDA for 2017 to be under 3 times.

Dividends
The CCEP Board of Directors declared a regular quarterly dividend of €0.21 per share. The dividend is payable 24 April 2017 to those shareholders of record on 10 April 2017. The Company is pursuing arrangements to pay the dividend in euros to shares held within Euroclear Netherlands. Other publicly held shares will be converted into an equivalent US dollar amount using exchange rates issued by WM/Reuters taken at 16:00 GMT on 21 March 2017. This translated amount will be posted on our website, www.ccep.com, under the Investor/Shareowner Information section.

Conference Call
CCEP will host a conference call with investors and analysts today at 14:00 GMT, 15:00 CET and 10:00 a.m. EDT. The call can be accessed through the Company’s website at www.ccep.com.

Financial Details
Financial details can be found in our full-year 2016 earnings release on Form 6-K, available within the next 24 hours at www.morningstar.co.uk/uk/NSM (located under effective date 31 December 2016) and available immediately on our website, www.ccep.com, under the Investors tab. This document will include pro forma and comparable income statements for full-year 2015 and 2016, as well as quarterly 2015 and 2016 income statements. There is also additional supplemental financial information, such as volume and per unit case data. Additionally, there are pro forma and comparable quarterly income statements.

Contacts
Investor Relations
Thor Erickson
+1 (678) 260-3110
Media Relations
Ros Hunt
+44 (0) 7528 251 022

P a g e | 6

Formation of Coca-Cola European Partners plc
CCEP was formed on 28 May 2016 through the combination of CCE, CCIP and CCEG. CCEP is a publicly traded UK domiciled company listed on the Euronext Amsterdam, New York Stock Exchange, Euronext London and various Spanish stock exchanges (ticker symbol: CCE). CCEP is the world’s largest independent Coca-Cola bottler based on revenue and serves over 300 million consumers across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain and Sweden. Subsequent to the close of the merger, CCEP acquired Vifilfell, the Icelandic Coca-Cola bottler per the terms of the Merger agreement. With pro forma 2016 revenue of approximately €10.9 billion and pro forma comparable 2016 operating profit of approximately €1.4 billion, CCEP is a leading consumer packaged goods company in Europe.
CCEP represents the combination of three strong Coca-Cola bottlers, each with their own unique strengths, operating approaches and best practices. To capitalise on these individual strengths and capture the synergies created by the combination we are focused on developing new ways of operating. We are in the early stages of this work and it will take some time to complete; however, we are committed to delivering the full benefit of the synergies associated with the formation of CCEP and have already begun to share best practices across the organisation. While going through this transformation, we will continue to make the appropriate level of investment in key marketing initiatives that support business development and will seek to optimise the return on our capital investment.
CCEP also remains committed to doing business sustainably and responsibly in the way it creates shareholder value. In 2016, CCEP was listed on both the Dow Jones Sustainability Europe and World Indices, having achieved the highest score of 100 in Brand Management, Health and Nutrition, Materiality, Environmental Reporting, Packaging, and Water Related Risks. The Carbon Disclosure Project also included CCEP in its 2016 Climate A and Water A lists, which recognises companies who are leading the way in sustainable water, climate and carbon management.
As The Coca-Cola Company’s (“TCCC”) strategic bottling partner in Western Europe and one of the world’s largest independent Coca-Cola bottlers, we also believe the creation of CCEP will drive a new level of partnership with TCCC. We and TCCC understand that winning in the marketplace requires us to act with a common vision, one that includes clearly aligned growth targets, common priorities and a commitment to execute seamlessly together. Our shared vision requires aligned commitments to continuously develop our brands, assets and capabilities to maximise performance and value.

P a g e | 7

About CCEP
Coca-Cola European Partners plc (CCEP) is a leading consumer packaged goods company in Europe, selling, making and distributing an extensive range of nonalcoholic ready-to-drink beverages and is the world’s largest independent Coca-Cola bottler based on revenue. Coca-Cola European Partners serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain and Sweden. The Company is listed on Euronext Amsterdam, the New York Stock Exchange, Euronext London and on the Spanish stock exchanges, and trades under the symbol CCE. For more information about CCEP, please visit our website at www.ccep.com and follow CCEP on Twitter at @CocaColaEP.

Forward-Looking Statements

This document may contain statements, estimates or projections that constitute “forward-looking statements”. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “plan,” “seek,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict” and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from Coca-Cola European Partners plc’s (“CCEP”) historical experience and its present expectations or projections. These risks include, but are not limited to, obesity concerns; water scarcity and poor quality; evolving consumer preferences; increased competition and capabilities in the marketplace; product safety and quality concerns; perceived negative health consequences of certain ingredients, such as non-nutritive sweeteners and biotechnology-derived substances, and of other substances present in their beverage products or packaging materials; increased demand for food products and decreased agricultural productivity; changes in the retail landscape or the loss of key retail or foodservice customers; fluctuations in foreign currency exchange rates; interest rate increases; an inability to maintain good relationships with its partners; a deterioration in its partners’ financial condition; increases in income tax rates, changes in income tax laws or unfavourable resolution of tax matters; increased or new indirect taxes in its tax jurisdictions; increased cost, disruption of supply or shortage of energy or fuels; increased cost, disruption of supply or shortage of ingredients, other raw materials or packaging materials; changes in laws and regulations relating to beverage containers and packaging; significant additional labeling or warning requirements or limitations on the availability of its respective products; an inability to protect its respective information systems against service interruption, misappropriation of data or breaches of security; unfavourable general economic or political conditions in the United States, Europe or elsewhere; litigation or legal proceedings; adverse weather conditions; climate change; damage to its respective brand images and corporate reputation from negative publicity, even if unwarranted, related to product safety or quality, human and workplace rights, obesity or other issues; changes in, or failure to comply with, the laws and regulations applicable to its respective products or business operations; changes in accounting standards; an inability to achieve its respective overall long-term growth objectives; deterioration of global credit market conditions; default by or failure of one or more of its respective counterparty financial institutions; an inability to timely implement their previously announced actions to reinvigorate growth, or to realise the economic benefits it anticipates from these actions; failure to realise a significant portion of the anticipated benefits of its respective strategic relationships, including (without limitation) The Coca-Cola Company’s relationship with Monster Beverage Corporation; an inability to renew collective bargaining agreements on satisfactory terms, or it or its respective partners experience strikes, work stoppages or labour unrest; future impairment charges; an inability to successfully manage the possible negative consequences of its respective productivity initiatives; global or regional catastrophic events; and other risks discussed in the CCEP prospectus approved by the UK Listing Authority and published on 25 May 2016, the registration statement on Form F-4, which was filed with the SEC by CCEP, and the interim results for the first six months ended 1 July 2016, published on 22 September 2016. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. CCEP assumes no responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of its public statements may prove to be incorrect.

P a g e | 8

Supplementary Financial Information - Income Statement Fourth Quarter
The following provides a summary reconciliation of CCEP’s reported and pro forma comparable results for the fourth quarter ended 31 December 2016 and 31 December 2015:

Fourth Quarter 2016 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported	Pro forma Adjustments(A)	Acquisition Accounting(B)	Pro forma Interest(C)	Pro forma	Total Items Impacting Comparability(D)	Pro forma and Comparable
	CCEP	Germany & Iberia	Germany & Iberia		CCEP		CCEP
Revenue	2,578	—	—	—	2,578	—	2,578
Cost of sales	1,559	—	—	—	1,559	1	1,560
Gross profit	1,019	—	—	—	1,019	(1)	1,018
Operating expenses	887	—	—	—	887	(196)	691
Operating profit	132	—	—	—	132	195	327
Total finance costs, net	33	—	—	—	33	—	33
Non-operating items	4	—	—	—	4	—	4
Profit before taxes	95	—	—	—	95	195	290
Taxes	83	—	—	—	83	(5)	78
Profit after taxes	12	—	—	—	12	200	212

Diluted earnings per share (€)	0.02						0.43

Diluted common shares outstanding							488

Fourth Quarter 2015 Unaudited, in millions € except per share data which is calculated prior to rounding	As Reported	Pro forma Adjustments(A)	Acquisition Accounting(B)	Pro forma Interest(C)	Pro forma	Total Items Impacting Comparability(D)	Pro forma and Comparable
	CCEP	Germany & Iberia	Germany & Iberia		CCEP		CCEP
Revenue	1,492	1,082	—	—	2,574	—	2,574
Cost of sales	946	625	(3)	—	1,568	(6)	1,562
Gross profit	546	457	3	—	1,006	6	1,012
Operating expenses	396	444	(1)	—	839	(132)	707
Operating profit	150	13	4	—	167	138	305
Total finance costs, net	26	1	—	11	38	—	38
Non-operating items	2	—	—	—	2	—	2
Profit before taxes	122	12	4	(11)	127	138	265
Taxes	(10)	16	1	(3)	4	82	86
Profit after taxes	132	(4)	3	(8)	123	56	179

Diluted earnings per share (€)	0.57						0.37

Reported diluted common shares outstanding							232
Adjust: Pro forma capital structure share impact related to the Merger							256
Pro forma comparable diluted common shares outstanding							488
___________________________

(A)
Adjustments to reflect Germany and Iberia financial results as if the Merger had occurred at the beginning of the period. For the fourth quarter of 2015 this includes the period from 3 October through 31 December. For the fourth quarter of 2016 Germany and Iberia are included in the As Reported results, therefore no adjustment is required.

(B)
Adjustments to reflect acquisition accounting for all periods presented. These adjustments reflect the impact of the provisional fair values of the acquired inventory, property, plant and equipment and intangibles from Germany and Iberia.

P a g e | 9

(C)
Adjustment to reflect the impact of additional debt financing costs incurred by CCEP in connection with the Merger, as if the Merger had occurred at the beginning of the period. For 2015, the pro forma interest adjustment was calculated using a 1.0 percent interest rate, which reflected the weighted average interest rate assumed for the €3.2 billion debt financing at the time CCEP’s European Prospectus was published.

(D)
The following table summarises the items in the reported results affecting the comparability of CCEP’s year-over-year financial performance (the items listed below are based on defined terms and thresholds and represent all material items management considered for year-over-year comparability):

Items Impacting Comparability Unaudited, in millions of €	Fourth Quarter 2016
	Mark-to-market effects(1)	Restructuring Charges(2)	Merger Related Costs(3)	Inventory Step Up Costs(4)	Net Tax Items(5)	Total Items Impacting Comparability
Revenue	—	—	—	—	—	—
Cost of sales	1	(1)	—	1	—	1
Gross profit	(1)	1	—	(1)	—	(1)
Operating expenses	6	(161)	(41)	—	—	(196)
Operating profit	(7)	162	41	(1)	—	195
Total finance costs, net	—	—	—	—	—	—
Non-operating items	—	—	—	—	—	—
Profit before taxes	(7)	162	41	(1)	—	195
Taxes	(2)	48	8		(59)	(5)
Profit after taxes	(5)	114	33	(1)	59	200

Items Impacting Comparability Unaudited, in millions of €	Fourth Quarter 2015
	Mark-to-market effects(1)	Restructuring Charges(2)	Merger Related Costs(3)	Inventory Step Up Costs(4)	Net Tax Items(5)	Total Items Impacting Comparability
Revenue	—	—	—	—	—	—
Cost of sales	1	(10)	—	3	—	(6)
Gross profit	(1)	10	—	(3)	—	6
Operating expenses	(6)	(102)	(24)	—	—	(132)
Operating profit	5	112	24	(3)	—	138
Total finance costs, net	—	—	—	—	—	—
Non-operating items	—	—	—	—	—	—
Profit before taxes	5	112	24	(3)	—	138
Taxes	2	31	7	(1)	43	82
Profit after taxes	3	81	17	(2)	(43)	56
___________________________

(1)	Amounts represent the net out-of-period mark-to-market impact of non-designated commodity hedges.

(2)	Amounts represent nonrecurring restructuring charges for CCE, Germany and Iberia.

(3)	Amounts represent costs associated with the Merger to form CCEP incurred by CCE, Germany and Iberia.

(4)	Amounts represent the nonrecurring impact of the acquisition accounting step-up in the fair value of finished goods and spare parts inventory for Germany and Iberia.

(5)
Amounts represent the deferred tax impact related to income tax rate and law changes. For 2016, amounts also includes the tax impact of applying the full year pro forma tax rate to the quarterly profit before taxes.

P a g e | 10

Supplementary Financial Information - Income Statement Full Year
The following provides a summary reconciliation of CCEP’s reported and pro forma comparable results for the year ended 31 December 2016 and 31 December 2015:

Full Year 2016 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported	Pro forma Adjustments(A)	Acquisition Accounting(B)	Pro forma Interest(C)	Pro forma	Total Items Impacting Comparability(D)	Pro forma and Comparable
	CCEP	Germany & Iberia	Germany & Iberia		CCEP		CCEP
Revenue	9,133	1,732	—	—	10,865	—	10,865
Cost of sales	5,584	982	32	—	6,598	(23)	6,575
Gross profit	3,549	750	(32)	—	4,267	23	4,290
Operating expenses	2,698	905	(4)	—	3,599	(698)	2,901
Operating profit	851	(155)	(28)	—	668	721	1,389
Total finance costs, net	123	(1)	—	13	135	(5)	130
Non-operating items	9	(1)	—	—	8	—	8
Profit before taxes	719	(153)	(28)	(13)	525	726	1,251
Taxes	170	(16)	(8)	(3)	143	170	313
Profit after taxes	549	(137)	(20)	(10)	382	556	938

Diluted earnings per share (€)	1.42						1.92

Reported diluted common shares outstanding							385
Adjust: Pro forma capital structure share impact related to the Merger							103
Pro forma comparable diluted common shares outstanding							488

Full Year 2015 Unaudited, in millions € except per share data which is calculated prior to rounding	As Reported	Pro forma Adjustments(A)	Acquisition Accounting(B)	Pro forma Interest(C)	Pro forma	Total Items Impacting Comparability(D)	Pro forma and Comparable
	CCEP	Germany & Iberia	Germany & Iberia		CCEP		CCEP
Revenue	6,329	4,714	—	—	11,043	—	11,043
Cost of sales	4,017	2,734	27	—	6,778	(67)	6,711
Gross profit	2,312	1,980	(27)	—	4,265	67	4,332
Operating expenses	1,553	1,832	(5)	—	3,380	(420)	2,960
Operating profit	759	148	(22)	—	885	487	1,372
Total finance costs, net	109	6	—	46	161	—	161
Non-operating items	5	6	—	—	11	—	11
Profit before taxes	645	136	(22)	(46)	713	487	1,200
Taxes	130	73	(7)	(12)	184	185	369
Profit after taxes	515	63	(15)	(34)	529	302	831

Diluted earnings per share (€)	2.19						1.70

Reported diluted common shares outstanding							235
Adjust: Pro forma capital structure share impact related to the Merger							254
Pro forma comparable diluted common shares outstanding							489
___________________________

(A)
Adjustments to reflect Germany and Iberia financial results as if the Merger had occurred at the beginning of each period. For the full year 2016 this includes the period from 1 January through 27 May 2016, and for the full year 2015 this includes the period from 1 January through 31 December.

P a g e | 11

(B)
Adjustments to reflect acquisition accounting for all periods presented. These adjustments reflect the impact of the provisional fair values of the acquired inventory, property, plant and equipment and intangibles from Germany and Iberia.

(C)
Adjustment to reflect the impact of additional debt financing costs incurred by CCEP in connection with the Merger, as if the Merger had occurred at the beginning of the period. For the full year 2016 this includes the period from 1 January through 27 May 2016, and for the full year 2015 this includes the period from 1 January through 31 December. For 2015, the pro forma interest adjustment was calculated using a 1.0 percent interest rate, which reflected the weighted average interest rate assumed for the €3.2 billion debt financing at the time CCEP’s European Prospectus was published.

(D)
The following table summarises the items in the reported results affecting the comparability of CCEP’s year-over-year financial performance (the items listed below are based on defined terms and thresholds and represent all material items management considered for year-over-year comparability):

Items Impacting Comparability Unaudited, in millions of €	Full Year 2016
	Mark-to-market effects(1)	Restructuring Charges(2)	Merger Related Costs(3)	Inventory Step Up Costs(4)	Net Tax Items(6)	Total Items Impacting Comparability
Revenue	—	—	—	—	—	—
Cost of sales	18	(13)	—	(28)	—	(23)
Gross profit	(18)	13	—	28	—	23
Operating expenses	17	(547)	(168)	—	—	(698)
Operating profit	(35)	560	168	28	—	721
Total finance costs, net	—	—	(5)	—	—	(5)
Non-operating items	—	—	—	—	—	—
Profit before taxes	(35)	560	173	28	—	726
Taxes	(9)	156	39	7	(23)	170
Profit after taxes	(26)	404	134	21	23	556

Items Impacting Comparability Unaudited, in millions of €	Full Year 2015
	Mark-to-market effects(1)	Restructuring Charges(2)	Merger Related Costs(3)	Gain on Property Sale(4)	Inventory Step Up Costs(5)	Net Tax Items(6)	Total Items Impacting Comparability
Revenue	—	—	—	—	—	—	—
Cost of sales	(18)	(22)	—	—	(27)	—	(67)
Gross profit	18	22	—	—	27	—	67
Operating expenses	(8)	(362)	(59)	9	—	—	(420)
Operating profit	26	384	59	(9)	27	—	487
Total finance costs, net	—	—	—	—	—	—	—
Non-operating items	—	—	—	—	—	—	—
Profit before taxes	26	384	59	(9)	27	—	487
Taxes	11	110	17	(3)	7	43	185
Profit after taxes	15	274	42	(6)	20	(43)	302
___________________________

(1)	Amounts represent the net out-of-period mark-to-market impact of non-designated commodity hedges.

(2)	Amounts represent nonrecurring restructuring charges incurred by CCE, Germany and Iberia.

(3)	Amounts represent costs associated with the Merger to form CCEP incurred by CCE, Germany and Iberia.

(4)	Amount represents the gain associated with the sale of a surplus facility in Great Britain.

(5)	Amounts represent the nonrecurring impact of the acquisition accounting step-up in the fair value of finished goods and spare parts inventory for Germany and Iberia.

(6)
Amounts represent the deferred tax impact related to income tax rate and law changes. For 2016, amounts also includes the tax impact of applying the full year pro forma tax rate to the quarterly profit before taxes.

P a g e | 12

Supplemental Financial Information - Revenue

Revenue Unaudited, in millions of €, except per case data which is calculated prior to rounding	Fourth Quarter Ended			Year ended
	31 December 2016	31 December 2015	% Change	31 December 2016	31 December 2015	% Change
As reported	2,578	1,492	73.0%	9,133	6,329	44.5%
Add: Pro forma Germany & Iberia(A)	—	1,082	n/a	1,732	4,714	n/a
Pro forma comparable	2,578	2,574	—%	10,865	11,043	(1.5)%
Adjust: Impact of fx changes	101	n/a	4.0%	288	n/a	2.5%
Pro forma comparable & fx-neutral	2,679	2,574	4.0%	11,153	11,043	1.0%

Revenue per unit case	4.44	4.38	1.5%	4.46	4.45	0.5%
___________________________

(A)
Adjustments to reflect Germany and Iberia revenue as if the Merger had occurred at the beginning of each period. For the fourth quarter of 2015 this includes the period from 4 September through 31 December. For the full year 2016 this includes the period from 1 January through 27 May and for the full year 2015 this includes the period from 1 January through 31 December.

	Fourth Quarter Ended			Year ended
Revenue by Geography Pro forma and Comparable	31 December 2016	31 December 2015	% Change	31 December 2016	31 December 2015	% Change
	% of Total	% of Total		% of Total	% of Total
Iberia	23.0%	21.5%	8.0%	24.0%	23.0%	3.5%
Germany	20.5%	20.5%	(1.5)%	20.0%	20.0%	(1.0)%
Great Britain	20.0%	23.5%	(14.0)%	19.0%	21.5%	(12.0)%
France	15.5%	15.0%	3.5%	16.5%	16.5%	(1.5)%
Belgium/Luxembourg	8.5%	8.0%	3.0%	8.5%	8.0%	(0.5)%
The Netherlands	4.5%	4.5%	4.0%	4.5%	4.5%	3.0%
Norway	4.0%	4.0%	4.5%	4.0%	3.5%	1.0%
Sweden	3.0%	3.0%	(0.5)%	3.0%	3.0%	3.5%
Iceland	1.0%	—%	—%	0.5%	—%	—%
Total	100.0%	100.0%	—%	100.0%	100.0%	(1.5)%

Pro forma Volume - Selling Day Shift In millions of unit cases, prior year volume recast using current year selling days	Fourth Quarter Ended			Year ended
	31 December 2016	31 December 2015	% Change	31 December 2016	31 December 2015	% Change
Volume	603	587	2.5%	2,502	2,484	0.5%
Impact of selling day shift	n/a	8	(1.0)%	n/a	n/a	n/a
Pro forma comparable volume	603	595	1.5%	2,502	2,484	0.5%

	Fourth Quarter Ended			Year ended
Pro Forma Volume by Brand Category Adjusted for selling day shift	31 December 2016	31 December 2015	% Change	31 December 2016	31 December 2015	% Change
	% of Total	% of Total		% of Total	% of Total
Sparkling	87.0%	87.0%	1.5%	85.5%	85.5%	0.5%
Coca-Cola Trademark	66.5%	66.5%	1.0%	64.5%	65.5%	(1.0)%
Sparkling Flavors and Energy	20.5%	20.5%	3.0%	21.0%	20.0%	5.0%
Stills	13.0%	13.0%	(0.5)%	14.5%	14.5%	2.0%
Juice, Isotonics and Other	7.0%	7.0%	(2.0)%	7.5%	7.5%	—%
Water	6.0%	6.0%	2.0%	7.0%	7.0%	3.5%
Total	100.0%	100.0%	1.5%	100.0%	100.0%	0.5%

P a g e | 13

Supplemental Financial Information - Cost of Sales and Operating Expenses

Cost of Sales Unaudited, in millions of €, except per case data which is calculated prior to rounding	Fourth Quarter Ended			Year ended
	31 December 2016	31 December 2015	% Change	31 December 2016	31 December 2015	% Change
As reported	1,559	946	65.0%	5,584	4,017	39.0%
Add: Pro forma Germany & Iberia	—	625	n/a	982	2,734	n/a
Adjust: Acquisition accounting	—	(3)	n/a	32	27	n/a
Adjust: Total items impacting comparability	1	(6)	n/a	(23)	(67)	n/a
Pro forma comparable	1,560	1,562	—%	6,575	6,711	(2.0)%
Adjust: Impact of fx changes	59	n/a	3.5%	171	n/a	2.5%
Pro forma comparable & fx-neutral	1,619	1,562	3.5%	6,746	6,711	0.5%

Cost of sales per unit case	2.68	2.66	1.0%	2.70	2.70	—%
___________________________

(A)
Adjustments to reflect Germany and Iberia cost of sales as if the Merger had occurred at the beginning of each period. For the fourth quarter of 2015 this includes the period from 4 September through 31 December. For the full year 2016 this includes the period from 1 January through 27 May and for the full year 2015 this includes the period from 1 January through 31 December.

Operating Expenses Unaudited, in millions of € except % change	Fourth Quarter Ended			Year ended
	31 December 2016	31 December 2015	% Change	31 December 2016	31 December 2015	% Change
As reported	887	396	124.0%	2,698	1,553	73.5%
Add: Pro forma Germany & Iberia	—	444	n/a	905	1,832	n/a
Adjust: Acquisition accounting	—	(1)	n/a	(4)	(5)	n/a
Adjust: Total items impacting comparability	(196)	(132)	n/a	(698)	(420)	n/a
Pro forma comparable	691	707	(2.5)%	2,901	2,960	(2.0)%
Adjust: Impact of fx changes	24	n/a	4.0%	66	n/a	2.5%
Pro forma comparable fx-neutral	715	707	1.5%	2,967	2,960	0.5%
___________________________

(A)
Adjustments to reflect Germany and Iberia operating expenses as if the Merger had occurred at the beginning of each period. For the fourth quarter of 2015 this includes the period from 4 September through 31 December. For the full year 2016 this includes the period from 1 January through 27 May and for the full year 2015 this includes the period from 1 January through 31 December.

P a g e | 14

Supplemental Financial Information - Borrowings

Net Debt In millions of €
	31 December 2016	Credit Ratings	Moody’s	Standard & Poor’s
Total borrowings	6,437	Long-term rating	A3	BBB+
Less: fx impact of non-EUR borrowings	57	Outlook	Stable	Stable
Adjusted total borrowings	6,380
Note: Our credit ratings can be materially influenced by a number of factors including, but not limited to, acquisitions, investment decisions and working capital management activities of TCCC and/or changes in the credit rating of TCCC.

Less: cash and cash equivalents	386
Net debt	5,994
Debt issuances and payments represent a principal source/use of cash for our financing activities. The following table summarises our financing activities related to the issuances and payments on debt for the period presented:

Issuances of Debt, Net of Discounts and Issuance Costs In millions of €
	Maturity	Rate	Year ended 31 December 2016
€500 million notes	November 2017	floating	499
€700 million notes	February 2022	0.8%	695
€500 million notes	May 2024	1.1%	493
€500 million notes	May 2028	1.8%	491
€1 billion term loan	May 2021	floating	996
Total issuances of debt			3,174

Payments on Debt In millions of €
	Maturity	Rate	Year ended 31 December 2016
US$250 million notes	August 2016	2.0%	(223)
Net payments of short-term borrowings	—	—%	(183)
Capital lease & other borrowings	—	—%	(18)
Total payments on debt			(424)

P a g e | 15

Supplementary Financial Information - Income Statement First, Second, and Third Quarters
The following provides a summary reconciliation of CCEP’s reported and pro forma comparable results for the first quarter ended 1 April 2016 and 3 April 2015:

First Quarter 2016 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported	Pro forma Adjustments(A)	Acquisition Accounting(B)	Pro forma Interest(C)	Pro forma	Total Items Impacting Comparability(D)	Pro forma and Comparable
	CCEP	Germany & Iberia	Germany & Iberia		CCEP		CCEP
Revenue	1,375	1,014	—	—	2,389	—	2,389
Cost of sales	867	596	(3)	—	1,460	3	1,463
Gross profit	508	418	3	—	929	(3)	926
Operating expenses	403	553	(3)	—	953	(232)	721
Operating profit	105	(135)	6	—	(24)	229	205
Total finance costs, net	22	—	—	8	30	—	30
Non-operating items	2	—	—	—	2	—	2
Profit before taxes	81	(135)	6	(8)	(56)	229	173
Taxes	22	(37)	1	(2)	(16)	57	41
Profit after taxes	59	(98)	5	(6)	(40)	172	132

Diluted earnings per share (€)	0.25						0.27

Reported diluted common shares outstanding							232
Adjust: Pro forma capital structure share impact related to the Merger							255
Pro forma comparable diluted common shares outstanding							487

First Quarter 2015 Unaudited, in millions € except per share data which is calculated prior to rounding	As Reported	Pro forma Adjustments(A)	Acquisition Accounting(B)	Pro forma Interest(C)	Pro forma	Total Items Impacting Comparability(D)	Pro forma and Comparable
	CCEP	Germany & Iberia	Germany & Iberia		CCEP		CCEP
Revenue	1,463	999	—	—	2,462	—	2,462
Cost of sales	957	595	(3)	—	1,549	1	1,550
Gross profit	506	404	3	—	913	(1)	912
Operating expenses	370	405	(2)	—	773	(55)	718
Operating profit	136	(1)	5	—	140	54	194
Total finance costs, net	26	2	—	12	40	—	40
Non-operating items	(1)	2	—		1	—	1
Profit before taxes	111	(5)	5	(12)	99	54	153
Taxes	30	(1)	1	(3)	27	16	43
Profit after taxes	81	(4)	4	(9)	72	38	110

Diluted earnings per share (€)	0.34						0.23

Reported diluted common shares outstanding							240
Adjust: Pro forma capital structure share impact related to the Merger							247
Pro forma comparable diluted common shares outstanding							487
___________________________

(A)
Adjustments to reflect Germany and Iberia financial results as if the Merger had occurred at the beginning of each period. For the first quarter of 2016 this includes the period from 1 January through 1 April and for the first quarter of 2015 this includes the period from 1 January through 3 April.

P a g e | 16

(B)
Adjustments to reflect acquisition accounting for all periods presented. These adjustments reflect the impact of the provisional fair values of the acquired inventory, property, plant and equipment and intangibles from Germany and Iberia.

(C)
Adjustment to reflect the impact of additional debt financing costs incurred by CCEP in connection with the Merger, as if the Merger had occurred at the beginning of the period. For 2015, the pro forma interest adjustment was calculated using a 1.0 percent interest rate, which reflected the weighted average interest rate assumed for the €3.2 billion debt financing at the time CCEP’s European Prospectus was published.

(D)
The following table summarises the items in the reported results affecting the comparability of CCEP’s year-over-year financial performance (the items listed below are based on defined terms and thresholds and represent all material items management considered for year-over-year comparability):

Items Impacting Comparability Unaudited, in millions of €	First Quarter 2016
	Mark-to-market effects(1)	Restructuring Charges(2)	Merger Related Costs(3)	Inventory Step Up Costs(4)	Total Items Impacting Comparability
Revenue	—	—	—	—	—
Cost of sales	3	(3)	—	3	3
Gross profit	(3)	3	—	(3)	(3)
Operating expenses	1	(220)	(13)	—	(232)
Operating profit	(4)	223	13	(3)	229
Total finance costs, net	—	—	—	—	—
Non-operating items	—	—	—	—	—
Profit before taxes	(4)	223	13	(3)	229
Taxes	(1)	56	3	(1)	57
Profit after taxes	(3)	167	10	(2)	172

Items Impacting Comparability Unaudited, in millions of €	First Quarter 2015
	Mark-to-market effects(1)	Restructuring Charges(2)	Merger Related Costs(3)	Inventory Step Up Costs(4)	Total Items Impacting Comparability
Revenue	—	—	—	—	—
Cost of sales	—	(2)	—	3	1
Gross profit	—	2	—	(3)	(1)
Operating expenses	1	(54)	(2)	—	(55)
Operating profit	(1)	56	2	(3)	54
Total finance costs, net	—	—	—	—	—
Non-operating items	—	—	—	—	—
Profit before taxes	(1)	56	2	(3)	54
Taxes	—	16	1	(1)	16
Profit after taxes	(1)	40	1	(2)	38
___________________________

(1)	Amounts represent the net out-of-period mark-to-market impact of non-designated commodity hedges.

(2)	Amounts represent nonrecurring restructuring charges for CCE, Germany and Iberia.

(3)	Amounts represent costs associated with the Merger to form CCEP incurred by CCE, Germany and Iberia.

(4)	Amounts represent the nonrecurring impact of the acquisition accounting step-up in the fair value of finished goods and spare parts inventory for Germany and Iberia.

P a g e | 17

The following provides a summary reconciliation of CCEP’s reported and pro forma comparable results for the second quarter ended 1 July 2016 and 3 July 2015:

Second Quarter 2016 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported	Pro forma Adjustments(A)	Acquisition Accounting(B)	Pro forma Interest(C)	Pro forma	Total Items Impacting Comparability(D)	Pro forma and Comparable
	CCEP	Germany & Iberia	Germany & Iberia		CCEP		CCEP
Revenue	2,170	718	—	—	2,888	—	2,888
Cost of sales	1,362	386	35	—	1,783	(28)	1,755
Gross profit	808	332	(35)	—	1,105	28	1,133
Operating expenses	599	352	(1)	—	950	(215)	735
Operating profit	209	(20)	(34)	—	155	243	398
Total finance costs, net	39	(1)	—	5	43	(5)	38
Non-operating items	2	(1)	—	—	1	—	1
Profit before taxes	168	(18)	(34)	(5)	111	248	359
Taxes	17	21	(9)	(1)	28	58	86
Profit after taxes	151	(39)	(25)	(4)	83	190	273

Diluted earnings per share (€)	0.45						0.56

Reported diluted common shares outstanding							332
Adjust: Pro forma capital structure share impact related to the Merger							156
Pro forma comparable diluted common shares outstanding							488

Second Quarter 2015 Unaudited, in millions € except per share data which is calculated prior to rounding	As Reported	Pro forma Adjustments(A)	Acquisition Accounting(B)	Pro forma Interest(C)	Pro forma	Total Items Impacting Comparability(D)	Pro forma and Comparable
	CCEP	Germany & Iberia	Germany & Iberia		CCEP		CCEP
Revenue	1,736	1,257	—	—	2,993	—	2,993
Cost of sales	1,101	712	35	—	1,848	(48)	1,800
Gross profit	635	545	(35)	—	1,145	48	1,193
Operating expenses	390	494	(1)	—	883	(113)	770
Operating profit	245	51	(34)	—	262	161	423
Total finance costs, net	29	2	—	12	43	—	43
Non-operating items	1	2	—	—	3	—	3
Profit before taxes	215	47	(34)	(12)	216	161	377
Taxes	59	24	(10)	(3)	70	48	118
Profit after taxes	156	23	(24)	(9)	146	113	259

Diluted earnings per share (€)	0.66						0.53

Reported diluted common shares outstanding							235
Adjust: Pro forma capital structure share impact related to the Merger							252
Pro forma comparable diluted common shares outstanding							487
___________________________

(A)
Adjustments to reflect Germany and Iberia financial results as if the Merger had occurred at the beginning of each period. For the second quarter of 2016 this includes the period from 2 April through 28 May and for the second quarter of 2015 this includes the period from 4 April through 3 July.

(B)
Adjustments to reflect acquisition accounting for all periods presented. These adjustments reflect the impact of the provisional fair values of the acquired inventory, property, plant and equipment and intangibles from Germany and Iberia.

(C)
Adjustment to reflect the impact of additional debt financing costs incurred by CCEP in connection with the Merger, as if the Merger had occurred at the beginning of the period. For 2015, the pro forma interest adjustment was calculated using a 1.0 percent interest

P a g e | 18

rate, which reflected the weighted average interest rate assumed for the €3.2 billion debt financing at the time CCEP’s European Prospectus was published.

(D)
The following table summarises the items in the reported results affecting the comparability of CCEP’s year-over-year financial performance (the items listed below are based on defined terms and thresholds and represent all material items management considered for year-over-year comparability):

Items Impacting Comparability Unaudited, in millions of €	Second Quarter 2016
	Mark-to-market effects(1)	Restructuring Charges(2)	Merger Related Costs(3)	Inventory Step Up Costs(4)	Net Tax Items(5)	Total Items Impacting Comparability
Revenue	—	—	—	—	—	—
Cost of sales	11	(4)	—	(35)	—	(28)
Gross profit	(11)	4	—	35	—	28
Operating expenses	9	(118)	(106)	—	—	(215)
Operating profit	(20)	122	106	35	—	243
Total finance costs, net	—	—	(5)	—	—	(5)
Non-operating items	—	—	—	—	—	—
Profit before taxes	(20)	122	111	35	—	248
Taxes	(5)	32	25	9	(3)	58
Profit after taxes	(15)	90	86	26	3	190

Items Impacting Comparability Unaudited, in millions of €	Second Quarter 2015
	Mark-to-market effects(1)	Restructuring Charges(2)	Merger Related Costs(3)	Inventory Step Up Costs(4)	Total Items Impacting Comparability
Revenue	—	—	—		—
Cost of sales	(11)	(2)	—	(35)	(48)
Gross profit	11	2	—	35	48
Operating expenses	3	(111)	(5)	—	(113)
Operating profit	8	113	5	35	161
Total finance costs, net	—	—	—	—	—
Non-operating items	—	—	—	—	—
Profit before taxes	8	113	5	35	161
Taxes	4	33	1	10	48
Profit after taxes	4	80	4	25	113
___________________________

(1)	Amounts represent the net out-of-period mark-to-market impact of non-designated commodity hedges.

(2)	Amounts represent nonrecurring restructuring charges for CCE, Germany and Iberia.

(3)	Amounts represent costs associated with the Merger to form CCEP incurred by CCE, Germany and Iberia.

(4)	Amounts represent the nonrecurring impact of the acquisition accounting step-up in the fair value of finished goods and spare parts inventory for Germany and Iberia.

(5)	Amount represents the deferred tax impact related to income tax rate and law changes.

P a g e | 19

The following provides a summary reconciliation of CCEP’s reported and pro forma comparable results for third quarter ended 30 September 2016 and 2 October 2015:

Third Quarter 2016 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported	Pro forma Adjustments(A)	Acquisition Accounting(B)	Pro forma Interest(C)	Pro forma	Total Items Impacting Comparability(D)	Pro forma and Comparable
	CCEP	Germany & Iberia	Germany & Iberia		CCEP		CCEP
Revenue	3,010	—	—	—	3,010	—	3,010
Cost of sales	1,796	—	—	—	1,796	1	1,797
Gross profit	1,214	—	—	—	1,214	(1)	1,213
Operating expenses	809	—	—	—	809	(55)	754
Operating profit	405	—	—	—	405	54	459
Total finance costs, net	29	—	—	—	29	—	29
Non-operating items	1	—	—	—	1	—	1
Profit before taxes	375	—	—	—	375	54	429
Taxes	48	—	—	—	48	60	108
Profit after taxes	327	—	—	—	327	(6)	321

Diluted earnings per share (€)	0.67						0.66

Diluted common shares outstanding							488

Third Quarter 2015 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported	Pro forma Adjustments(A)	Acquisition Accounting(B)	Pro forma Interest(C)	Pro forma	Total Items Impacting Comparability(D)	Pro forma and Comparable
	CCEP	Germany & Iberia	Germany & Iberia		CCEP		CCEP
Revenue	1,638	1,376	—	—	3,014	—	3,014
Cost of sales	1,013	802	(2)	—	1,813	(14)	1,799
Gross profit	625	574	2	—	1,201	14	1,215
Operating expenses	397	489	(1)	—	885	(120)	765
Operating profit	228	85	3	—	316	134	450
Total finance costs, net	28	1	—	11	40	—	40
Non-operating items	3	2	—	—	5	—	5
Profit before taxes	197	82	3	(11)	271	134	405
Taxes	51	34	1	(3)	83	39	122
Profit after taxes	146	48	2	(8)	188	95	283

Diluted earnings per share (€)	0.63						0.58

Reported diluted common shares outstanding							232
Adjust: Pro forma capital structure share impact related to the Merger							256
Pro forma comparable diluted common shares outstanding							488
___________________________

(A)
Adjustments to reflect Germany and Iberia financial results as if the Merger had occurred at the beginning of the period. For the third quarter of 2015 this includes the period from 3 July through 2 October. For the third quarter of 2016 Germany and Iberia are included in the As Reported results, therefore no adjustment is required.

(B)
Adjustments to reflect acquisition accounting for all periods presented. These adjustments reflect the impact of the provisional fair values of the acquired inventory, property, plant and equipment and intangibles from Germany and Iberia.

(C)
Adjustment to reflect the impact of additional debt financing costs incurred by CCEP in connection with the Merger, as if the Merger had occurred at the beginning of the period. For 2015, the pro forma interest adjustment was calculated using a 1.0 percent interest rate, which reflected the weighted average interest rate assumed for the €3.2 billion debt financing at the time CCEP’s European Prospectus was published.

P a g e | 20

(D)
The following table summarises the items in the reported results affecting the comparability of CCEP’s year-over-year financial performance (the items listed below are based on defined terms and thresholds and represent all material items management considered for year-over-year comparability):

Items Impacting Comparability Unaudited, in millions of €	Third Quarter 2016
	Mark-to-market effects(1)	Restructuring Charges(2)	Merger Related Costs(3)	Inventory Step Up Costs(4)	Net Tax Items(5)	Total Items Impacting Comparability
Revenue	—	—	—	—	—	—
Cost of sales	3	(5)		3	—	1
Gross profit	(3)	5	—	(3)	—	(1)
Operating expenses	1	(48)	(8)	—	—	(55)
Operating profit	(4)	53	8	(3)	—	54
Total finance costs, net	—	—	—	—	—	—
Non-operating items	—	—	—	—	—	—
Profit before taxes	(4)	53	8	(3)	—	54
Taxes	(1)	20	3	(1)	39	60
Profit after taxes	(3)	33	5	(2)	(39)	(6)

Items Impacting Comparability Unaudited, in millions of €	Third Quarter 2015
	Mark-to-market effects(1)	Restructuring Charges(2)	Merger Related Costs(3)	Inventory Step Up Costs (4)	Gain on Property Sale(6)	Total Items Impacting Comparability
Revenue	—	—	—	—	—	—
Cost of sales	(8)	(8)	—	2	—	(14)
Gross profit	8	8	—	(2)	—	14
Operating expenses	(6)	(95)	(28)	—	9	(120)
Operating profit	14	103	28	(2)	(9)	134
Total finance costs, net	—	—	—	—	—	—
Non-operating items	—	—	—	—	—	—
Profit before taxes	14	103	28	(2)	(9)	134
Taxes	5	30	8	(1)	(3)	39
Profit after taxes	9	73	20	(1)	(6)	95
___________________________

(1)	Amounts represent the net out-of-period mark-to-market impact of non-designated commodity hedges.

(2)	Amounts represent nonrecurring restructuring charges for CCE, Germany and Iberia.

(3)	Amounts represent costs associated with the Merger to form CCEP incurred by CCE, Germany and Iberia.

(4)	Amounts represent the nonrecurring impact of the acquisition accounting step-up in the fair value of finished goods and spare parts inventory for Germany and Iberia.

(5)	Amount represents the deferred tax impact related to income tax rate and law changes.

(6)	Amount represents the gain associated with the sale of a surplus facility in Great Britain.

P a g e | 21

COCA-COLA EUROPEAN PARTNERS PLC
CONSOLIDATED INCOME STATEMENT (unaudited)

	Year Ended
	31 December 2016	31 December 2015	31 December 2014
	€ million	€ million	€ million
Revenue	9,133	6,329	6,217
Cost of sales	(5,584)	(4,017)	(3,987)
Gross profit	3,549	2,312	2,230
Selling and distribution expenses	(1,615)	(919)	(944)
Administrative expenses	(1,083)	(634)	(539)
Operating profit	851	759	747
Finance income	31	24	34
Finance costs	(154)	(134)	(123)
Total finance costs, net	(123)	(110)	(89)
Non-operating items	(9)	(5)	—
Profit before taxes	719	644	658
Taxes	(170)	(131)	(174)
Profit after taxes	549	513	484

Basic earnings per share (€)	1.45	2.23	1.96
Diluted earnings per share (€)	1.42	2.19	1.92

Note: The unaudited consolidated income statement, consolidated statement of financial position, and consolidated statement of cash flows presented within this document include CCE only, as the accounting predecessor, for all periods up to and including 27 May 2016 and combined CCEP (CCE, Germany and Iberia) for the period from 28 May 2016 through 31 December 2016.

The financial information presented in the unaudited consolidated income statement, consolidated statement of financial position and consolidated statement of cash flows within this document does not constitute statutory accounts as defined in section 434 of the Companies Act 2006.  This financial information has been extracted from CCEP’s consolidated financial statements which will be delivered to the Registrar of Companies in due course.

P a g e | 22

COCA-COLA EUROPEAN PARTNERS PLC
CONSOLIDATED STATEMENT OF FINANCIAL POSITION (unaudited)

	31 December 2016	31 December 2015	31 December 2014	1 January 2014
	€ million	€ million	€ million	€ million
ASSETS
Non-current:
Intangible assets	8,344	3,202	3,086	2,980
Goodwill	2,427	81	84	90
Property, plant and equipment	3,993	1,692	1,673	1,660
Non-current derivative assets	35	22	—	5
Deferred tax assets	274	81	130	216
Other non-current assets	70	35	67	98
Total non-current assets	15,143	5,113	5,040	5,049
Current:
Current derivative assets	23	20	67	5
Current tax assets	16	13	22	20
Inventories	673	371	374	374
Amounts receivable from related parties	95	52	56	65
Trade accounts receivable	1,860	1,210	1,252	1,102
Other current assets	372	61	53	54
Cash and cash equivalents	386	156	184	250
Total current assets	3,425	1,883	2,008	1,870
Total assets	18,568	6,996	7,048	6,919
LIABILITIES
Non-current:
Borrowings, less current portion	5,562	3,122	2,731	2,698
Employee benefit liabilities	278	142	119	83
Non-current provisions	89	17	17	15
Non-current derivative liabilities	1	21	14	37
Deferred tax liabilities	2,248	769	790	782
Other non-current liabilities	177	48	35	36
Total non-current liabilities	8,355	4,119	3,706	3,651
Current:
Current portion of borrowings	875	418	523	81
Current portion of employee benefit liabilities	24	—	—	—
Current provisions	221	20	24	35
Current derivative liabilities	8	47	46	27
Current tax liabilities	44	44	35	49
Amounts payable to related parties	162	94	85	106
Trade and other payables	2,418	1,383	1,442	1,307
Total current liabilities	3,752	2,006	2,155	1,605
Total liabilities	12,107	6,125	5,861	5,256
EQUITY
Share capital	5	3	3	3
Share premium	114	2,729	2,711	2,699
Merger reserves	287	—	—	—
Other reserves	(419)	(180)	(94)	(6)
Treasury shares	—	(3,307)	(2,781)	(2,087)
Retained earnings	6,474	1,626	1,348	1,054
Total equity	6,461	871	1,187	1,663
Total equity and liabilities	18,568	6,996	7,048	6,919

P a g e | 23

COCA-COLA EUROPEAN PARTNERS PLC
CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)

	Year Ended
	31 December 2016	31 December 2015	31 December 2014
	€ million	€ million	€ million
Cash flows from operating activities:
Profit before taxes	719	644	658
Adjustments to reconcile profit before tax to net cash flows from operating activities:
Depreciation	333	221	213
Amortisation of intangible assets	39	26	20
Share-based payment expense	42	39	22
Finance costs, net	123	110	89
Decrease/(increase) in trade and other receivables	87	68	(117)
Decrease/(increase) in inventories	61	9	4
Increase/(decrease) in trade and other payables	155	(91)	79
Increase/(decrease) in provisions	37	(5)	(10)
Change in other operating assets and liabilities	(165)	25	(3)
Income taxes paid	(187)	(124)	(140)
Net cash flows from operating activities	1,244	922	815
Cash flows from investing activities:
Cash from acquisition of bottling operations	110	—	—
Purchases of property, plant and equipment	(459)	(292)	(222)
Purchases of intangible assets	(38)	(21)	(24)
Proceeds from sales of property, plant and equipment	12	12	22
Settlement of net investment hedges	(8)	29	17
Net cash flows used in investing activities	(383)	(272)	(207)
Cash flows from financing activities:
Proceeds from borrowings, net of issuance costs	3,174	495	247
Changes in short-term borrowings	(183)	47	110
Repayments on third party borrowings	(241)	(431)	(83)
Repayment of loan with TCCC assumed in acquisition	(73)	—	—
Interest paid	(110)	(91)	(79)
Return of capital to CCE shareholders	(2,963)	—	—
Dividends paid	(204)	(232)	(185)
Share repurchases under share repurchase programmes	—	(534)	(673)
Exercise of employee share options	18	19	12
Repurchases of share-based payments	(27)	—	—
Settlement of debt-related cross-currency swaps	—	50	(10)
Other financing activities, net	(17)	(8)	(16)
Net cash flows used in financing activities	(626)	(685)	(677)
Net change in cash and cash equivalents	235	(35)	(69)
Net effect of currency exchange rate changes on cash and cash equivalents	(5)	7	3
Cash and cash equivalents at beginning of period	156	184	250
Cash and cash equivalents at end of period	386	156	184
Non-cash investing and financing activities:
Finance lease additions	11	2	3

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: March 21, 2017	By:	/s/ Thor Erickson
	Name:	Thor Erickson
	Title:	Vice President, Investor Relations